UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  January 4, 2005

Commission File Number:  000-50492

NOBLE HOUSE ENTERTAINMENT INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOBLE HOUSE ENTERTAINMENT INC.

(Registrant)

January 4, 2005	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

page i

NOBLE HOUSE ENTERTAINMENT INC.

FOR IMMEDIATE RELEASE

Noble House issues correction to its press release dated December 21, 2004

TORONTO, ON - January 4, 2005, Noble House Entertainment Inc. ("The Company") issues the following correction to its press release issued on December 21, 2004:

As regards the treatment of fractional shares, where registered shareholders holding under ten "existing" common shares of the Company shall be entitled to receive cash instead of "new" common shares as explained in the said press release, the cash payment consideration should be read as $0.05 per share with a minimum payment of $1.00 per shareholder instead of "a minimum of $1 per share".

About Noble House Entertainment Inc.:

Noble House Entertainment Inc. is an emerging company in the entertainment industry. The Company is seeking to develop, produce, manufacture and distribute commercial entertainment materials in all formats.

For more information contact Mr. Kam Shah, CFO, at 416-860-0211 or visit www.nhentertainment.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.